Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Second Quarter of 2019 Financial Results

Revenue Increased by 20% for the Sixth Consecutive Quarter

•	A total of 2,955 hotels with 236,557 hotel rooms in operation as of June 30, 2019, compared to 2,829 hotels and 225,757 hotel rooms as of March 31, 2019.
•	Total revenues increased 21.6% to RMB274.9 million (US$40.0 million)[1] for the second quarter of 2019. Total revenues increased 20.9% to RMB510.2 million (US$74.3 million)[1] for the first half of 2019.
•

Adjusted EBITDA (non-GAAP) increased 19.1% to RMB173.1 million (US$25.2 million)[1] for the second quarter of 2019. Adjusted EBITDA (non-GAAP) increased 19.5% to RMB307.0 million (US$44.7 million)[1] for the first half of 2019.

•	Net income increased 35.2% to RMB127.1 million (US$18.5 million)[1] for the second quarter of 2019. Net income increased 46.4% to RMB261.1 million (US$38.0 million)[1] for the first half of 2019.
•

Core net income (non-GAAP) increased 16.9% to RMB125.8 million (US$18.3 million)[1] for the second quarter of 2019. Core net income (non-GAAP) increased 17.4% to RMB218.0 million (US$31.8 million)[1] for the first half of 2019.

•	Net income per ADS (basic and diluted) totaled RMB1.26 (US$0.18)[1] for the second quarter of 2019. Net income per ADS (basic and diluted) totaled RMB2.59 (US$0.38)[1] for the first half of 2019.
•

Core net income per ADS (basic and diluted) (non-GAAP) of the Company totaled RMB1.23 (US$0.18)[1] for the second quarter of 2019. Core net income per ADS (basic and diluted) (non-GAAP) totaled RMB2.14 (US$0.31)[1] for the first half of 2019.

•	The Company expects total revenue for the full year 2019 to grow 23-28% from 2018.

SHANGHAI, China, August 16, 2019 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter of 2019 Operational Highlights

•

As of June 30, 2019, the Company had 30 leased-and-operated (“L&O”) hotels and 2,925 franchised-and-managed (“F&M”) hotels in operation in 300 cities across China, compared to 26 L&O hotels and 2,408 F&M hotels in operation in 267 cities as of June 30, 2018. The geographic coverage increased by 12.4% year over year.

•

During the second quarter of 2019, the Company opened 134 hotels, increased by 30 comparing to 104 newly opened hotels in the second quarter of 2018. Among the hotels opened, one was in the luxury hotel segment, 21 were in the mid-to-up-scale segment, 60 were in the mid-scale segment, and 52 were in the economy segment. Geographically speaking, 7 hotels were in Tier 1 cities[2], 34 were in Tier 2 cities[3] and the remaining 93 were in select Tier 3 and other cities in China.

During this quarter, the Company closed 35 hotels, 26 due to their non-compliance with the Company’s brand and operating standards, and 8 due to property related issues. The remaining one was closed for brand upgrade. The Company added a net opening of 99 hotels to the portfolio.

1

The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8650 on June 28, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/H10/hist/dat00_ch.htm.

2 “Tier 1 cities” refers to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou.

3 “Tier 2 cities” refers to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council.

Exhibit 99.1

•

As of June 30, 2019, the Company had a pipeline with a total of 596 hotels contracted for or under development, among which 47 hotels were in the luxury hotel segment, 117 in the mid-to-up-scale segment, 239 in the mid-scale segment, and 193 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB172 in the second quarter of 2019, an increase of 4.8% year-over-year.
•	The occupancy rate, or OCC for all hotels in operation was 81.1% in the second quarter of 2019, compared with 82.6% in the second quarter of 2018.
•

The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB139 in the second quarter of 2019, representing a 2.9% year-over-year increase.

•

As of June 30, 2019, the Company’s loyalty program had more than 36 million individual loyal members and over 1,380,000 corporate members, compared to approximately 33 million and over 1,320,000 corporate members as of March 31, 2019. The Company had approximately 93.8% of room nights sold directly.

“We are proud to have delivered a 6th consecutive quarter of improved operating and financial performance. During the quarter, we further improved, the quality of our hotels, our RevPAR and market share. We will continue to focus on enhancing our value proposition to deliver better service and support to our customers and franchisees, and, as a result, deliver solid growth for the long run.” said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree.

Second Quarter of 2019 Financial Results

	Quarter Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Revenues[4]
Leased-and-operated hotels	51,305,036	60,510,976	8,814,417
Franchised-and-managed hotels	174,724,851	214,419,775	31,233,762
Total revenues	226,029,887	274,930,751	40,048,179

	Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	96,920,132	112,336,802	16,363,700
Franchised-and-managed hotels	325,068,200	397,887,057	57,958,785
Total revenues	421,988,332	510,223,859	74,322,485

Total revenues for the second quarter of 2019 were RMB274.9 million (US$40.0 million)1, representing a 21.6% year-over-year increase. The increase was primarily attributable to the addition of 134 hotels to our current network, improved RevPAR, contribution from membership growth, and the consolidation of the Argyle’s results of operation into our statement. Growth was partially offset by the renovation of 9 L&O hotels

4 On January 1, 2019, the Company adopted ASC 606 by using the full retrospective method and restate the comparable periods.

Exhibit 99.1

during this quarter. Total revenues for the first half of 2019 were RMB510.2 million (US$74.3 million)1, representing a 20.9% increase.

•

Total revenues from leased-and-operated hotels for the second quarter of 2019 were RMB60.5 million (US$8.8 million)[1], representing a 17.9% year-over-year increase. The increase was primarily attributable to increasing RevPAR, moderate sublease revenue growth; and was partially offset by the renovation of 9 L&O hotels during the quarter. Total revenues from leased-and-operated hotels for the first half of 2019 were RMB112.3 million (US$16.4 million)[1], representing a 15.9% increase.

Total revenues from franchised-and-managed hotels for the second quarter of 2019 were RMB214.4 million (US$31.2 million)1, representing a 22.7% year-over-year increase. Initial franchise fees increased by 8.0% year-over-year in the second quarter of 2019, primarily due to the gross opening of 134 hotels in the second quarter of 2019 as compared to 104 hotels opened in the second quarter of 2018. The 23.8% increase from the second quarter of 2018 in recurring franchisee management fees and others was primarily due to the new openings, RevPAR growth of 2.8% as well as growth in central reservation system (“CRS”) usage fees, annual IT and marketing fees and hotel manager fees, which in turn resulted from the increased number of hotels and hotel rooms in operation. Total revenues from franchised-and-managed hotels for the first half of 2019 were RMB397.9 million (US$58.0 million)1, representing a 22.4% increase.

	Quarter Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Initial franchise fee	12,261,211	13,243,838	1,929,183
Recurring franchise management fee and others	162,463,640	201,175,937	29,304,579
Revenues from franchised-and-managed hotels	174,724,851	214,419,775	31,233,762

	Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Initial franchise fee	21,104,652	25,996,787	3,786,859
Recurring franchise management fee and others	303,963,548	371,890,270	54,171,926
Revenues from franchised-and-managed hotels	325,068,200	397,887,057	57,958,785

Total operating costs and expenses

	Quarter Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	64,206,723	78,939,817	11,498,881
Selling and marketing expenses	10,919,269	16,353,634	2,382,175
General and administrative expenses	25,150,930	39,768,385	5,792,918
Other operating expenses	35,330	65,350	9,520
Total operating costs and expenses	100,312,252	135,127,186	19,683,494

	Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	127,952,267	158,939,661	23,152,172
Selling and marketing expenses	21,388,124	41,029,736	5,976,655

Exhibit 99.1

General and administrative expenses	45,551,787	65,500,871	9,541,278
Other operating expenses	178,592	107,974	15,728
Total operating costs and expenses	195,070,770	265,578,242	38,685,833

Hotel operating costs for the second quarter of 2019 were RMB78.9million (US$11.5 million)1, representing a 22.9% increase from the second quarter of 2018. The increase was mainly attributable to costs associated with the expansion of our F&M hotels including staff costs; higher rents, consumables, depreciation and amortization associated with the 4 new L&O hotels added to our portfolio in the third quarter of 2018, 1 new L&O hotel opened in the first quarter of 2019; as well as the operation costs of Argyle. For the first half year of 2019, hotel operating costs were RMB158.9million (US$23.2 million)1, representing a 24.2% increase.

	Quarter Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Rental	17,660,357	19,039,168	2,773,368
Utilities	5,104,337	4,891,420	712,516
Personnel cost	7,937,739	8,495,301	1,237,480
Depreciation and amortization	3,714,393	7,174,031	1,045,015
Consumable, food and beverage	4,602,750	6,931,925	1,009,749
Costs of general managers of franchised-and-operated hotels	15,729,674	23,045,469	3,356,951
Other costs of franchised-and-operated hotels	5,990,938	7,306,217	1,064,271
Others	3,466,535	2,056,286	299,531
Hotel Operating Costs	64,206,723	78,939,817	11,498,881

	Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Rental	35,292,424	39,647,433	5,775,300
Utilities	10,215,337	11,045,983	1,609,029
Personnel cost	15,169,589	17,289,575	2,518,511
Depreciation and amortization	8,534,806	13,698,236	1,995,373
Consumable, food and beverage	9,039,387	13,769,076	2,005,692
Costs of general managers of franchised-and-operated hotels	31,315,282	45,490,112	6,626,382
Other costs of franchised-and-operated hotels	11,375,446	12,992,800	1,892,615
Others	7,009,996	5,006,446	729,270
Hotel Operating Costs	127,952,267	158,939,661	23,152,172

Selling and marketing expenses for the second quarter of 2019 were RMB16.4 million (US$2.4 million)1, representing a 49.8% year-over-year increase. The increase was mainly attributable to the operation of our two newly-added brands, as well as increased advertising and promotion expenses to improve our brands’ market recognition, and increased personnel, compensation and other costs. Selling and marketing expenses for the first half of 2019 were RMB41.0 million (US$6.0 million)1, representing a 91.8% increase.

Exhibit 99.1

General and administrative expenses for the second quarter of 2019 were RMB39.8 million (US$5.8 million)1, representing a 58.1% year-over-year increase. The increase was primarily attributable to the consolidation of Argyle’s G&A expense, as well as increased share-based compensation expenses, consulting fee, and travelling expenses. General and administrative expenses for the first half of 2019 were RMB65.5 million (US$9.5 million)1, representing a 43.8% year-over-year increase.

Gross profit for the second quarter of 2019 was RMB196.0 million (US$28.5 million)1, representing an increase of 21.1% from the second quarter of 2018. Gross margin in this quarter was 71.3%, compared to 71.6% a year ago. The decrease of the margin resulted from increased operating costs caused by rising staff numbers and one-time costs related to the renovation of 9 L&O hotels. Gross profit for the first half of 2019 was RMB351.3 million (US$51.2 million)1, representing a 19.5% year-over-year increase.

Income from operations for the second quarter of 2019 totaled RMB141.4 million (US$20.6 million)1, representing a year-over-year increase of 2.5%. The operating margin, defined as income from operations as percentage of total revenues, for the second quarter of 2019 was 51.4%, compared to 61.0% a year ago. Income from operations for the first half of 2019 totaled RMB253.2 million (US$36.9 million)1, representing a year-over-year increase of 0.1%.

Adjusted EBITDA (non-GAAP) for the second quarter of 2019 was RMB173.1 million (US$25.2 million)1, representing a year-over-year increase of 19.1%. The adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 63.0% in the second quarter of 2019, compared to 64.3% in the second quarter of 2018. Adjusted EBITDA (non-GAAP) for the first half of 2019 was RMB307.0 million (US$44.7 million)1, representing a year-over-year increase of 19.5%.

Net income for the second quarter of 2019 was RMB127.1 million (US$18.5 million)1, representing a year-over-year increase of 35.2%. Net margin in the second quarter was 46.2%, compared to 41.6% a year ago. The year-over-year increase in net income and net income margin was mainly attributable to the Company’s expanded hotel network and the improved RevPAR. Net income for the first half of 2019 was RMB261.1 million (US$38.0 million)1, representing a year-over-year increase of 46.4%.

Core net income (non-GAAP) for the second quarter of 2019 was RMB125.8 million (US$18.3 million)1, representing a year-over-year increase of 16.9%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 45.7% in the second quarter of 2019, compared to 47.6% one year ago. Core net income (non-GAAP) for the first half of 2019 was RMB218.0 million (US$31.8 million)1, representing a year-over-year increase of 17.4%.

Earnings per ADS (basic and diluted) for the second quarter of 2019 was RMB1.26 (US$0.18)1, representing a year-over-year increase of 35.5%. Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.23 (US$0.18)1 for the second quarter of 2019, representing a year-over-year increase of 16.0%. Earnings per ADS (basic and diluted) for the first half of 2019 was RMB2.59 (US$0.38)1, representing a year-over-year increase of 40.6%. Core net income per ADS (basic and diluted) (non-GAAP) was RMB2.14 (US$0.31)1 for the first half of 2019, representing a year-over-year increase of 11.5%.

Cash flow. Operating cash inflow for the second quarter of 2019 was RMB85.0 million (US$12.4 million)1, due primarily to improved operating performance across our hotel portfolio. Operating cash inflow for the first half of 2019 was RMB207.2 million (US$30.2 million)1. Investing cash outflow for the second quarter of 2019 was RMB295.0 million (US$43.0 million)1, which was primarily attributable to acquisitions, increase of long-term time deposits, loans to franchisees and partially offset by proceeds from disposal of investments in equity securities. Investing cash outflow for the first half of 2019 was RMB401.5 million (US$58.5 million)1. Financing cash outflow for the second quarter of 2019 was nil while net financing cash outflow for the first half of 2019 was RMB197.6 million (US$28.8 million)1.

Exhibit 99.1

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities5 and time deposit6. As of June 30, 2019, the Company had a total balance of cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposit of RMB2,053.7 million (US$299.1 million)1, as compared to RMB2,180.8 million as of March 31, 2019, primarily due to cash outflow due to acquisitions, offset by operating cash inflow and loan to third parties and franchisees.

5 Investments in equity securities include securities and investment in Gingko and New Century which is recorded in Long-term investments account.
6	Time deposits are the time deposit certificates last over three months.

Exhibit 99.1

Recent Developments

During this quarter, the Company continued to develop its mid-scale segment and luxury brands, including GreenTree Eastern, GMe, GYa, VX, Deep Sleep Hotel7, and two newly-added brands Argyle and Ausotel, to expand the scope of its distribution network and hotel portfolio in order to offer more diversified choices for both franchisees and customers.

The Company also integrated membership programs with its partners including but not limited to Da Niang Dumplings and Yibon Hotel Group. This will enable members to use membership points and benefits interchangeably.

In the meantime, the Company is continuously developing and improving its systems to better serve its clients and franchisees.

Guidance

For the full year 2019, the Company expects growth in total revenues of 23-28% compared to 2018.

The guidance set forth above reflects the Company’s current and preliminary view based on our estimates, may not be indicative of our financial results for future interim periods and the full year ended December 31, 2019 and is subject to change.

7	Wumian Hotel changed its brand name to Deep Sleep Hotel in the second quarter of 2019, while its English trademark is currently being registered.

Exhibit 99.1

Conference Call

GreenTree’s management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on August 16, 2019 (8:00 PM Beijing/Hong Kong Time on August 16, 2019).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 23, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10133916

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

Exhibit 99.1

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of June 30, 2019, GreenTree had a total number of 2,955 hotels. In 2018, GreenTree ranked among the Top 12 worldwide in terms of number of hotels in “World's Largest Hotel Companies: HOTELS' 325”, published by HOTELS magazine, and was as well the fourth largest hospitality company in China in 2018 based on the statistics issued by the China Hospitality Association.

The Company has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. The Company has further expanded its brand portfolio into the mid-to-upscale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all our clients and partners by providing a brand portfolio featuring comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is

Exhibit 99.1

included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Exhibit 99.1

---Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,264,025,785	850,661,068	123,912,756
Short-term investment	685,512,063	151,615,477	22,085,284
Investments in equity securities	307,693,782	248,171,341	36,150,232
Accounts receivable, net of allowance for doubtful accounts	64,864,184	94,605,153	13,780,794
Amounts due from related parties	228,600	250,151	36,438
Prepaid rent	4,478,413	3,766,832	548,701
Inventories	2,547,729	1,432,429	208,657
Other current assets	53,969,039	54,477,884	7,935,599
Loans receivable, net	67,196,568	91,672,017	13,353,535
Total current assets	2,450,516,163	1,496,652,352	218,011,996

Non-current assets:
Restricted cash	3,300,000	16,285,620	2,372,268
Long-term time deposits	60,000,000	520,000,000	75,746,540
Loan receivable, net	39,352,863	69,695,061	10,152,230
Property and equipment, net	222,389,573	426,585,281	62,139,152
Intangible assets, net	27,213,391	256,942,055	37,427,830
Goodwill	5,787,068	45,485,971	6,625,779
Long-term investments	112,219,460	378,850,506	55,185,798
Other assets	25,701,523	81,078,922	11,810,479
Deferred tax assets	133,300,966	134,070,982	19,529,640
TOTAL ASSETS	3,079,781,007	3,425,646,750	499,001,712

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	60,000,000	60,000,000	8,739,985
Accounts payable	9,182,058	11,708,087	1,705,475
Advance from customers	36,370,325	34,092,101	4,966,074
Amounts due to related parties	285,578	1,117,926	162,844
Salary and welfare payable	42,767,219	39,241,585	5,716,181
Deferred rent	4,421,427	3,208,628	467,389
Deferred revenue	210,585,604	215,123,608	31,336,287
Accrued expenses and other current liabilities	241,407,979	271,306,037	39,520,182
Income tax payable	104,988,638	77,823,166	11,336,222
Total current liabilities	710,008,828	713,621,138	103,950,639

Deferred rent	20,519,682	19,881,213	2,896,025
Deferred revenue	380,173,585	397,461,282	57,896,764
Other long-term liabilities	96,573,810	100,167,279	14,591,009
Deferred tax liabilities	43,538,624	134,389,663	19,576,062
Unrecognized tax benefits	169,619,409	198,533,742	28,919,700

Exhibit 99.1

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
TOTAL LIABILITIES	1,420,433,938	1,564,054,317	227,830,199

Shareholders’ equity:
Class A ordinary shares	217,421,867	219,526,699	31,977,669
Class B ordinary shares	115,534,210	115,534,210	16,829,455
Additional paid-in capital	1,003,026,803	1,073,071,903	156,310,547
Retained earnings	252,617,450	307,982,604	44,862,725
Accumulated other comprehensive (loss) income	62,367,692	58,585,189	8,533,895
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,650,968,022	1,774,700,605	258,514,291

Non-controlling interests	8,379,047	86,891,828	12,657,222
Total shareholders’ equity	1,659,347,069	1,861,592,433	271,171,513

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,079,781,007	3,425,646,750	499,001,712

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	51,305,036	60,510,976	8,814,417	96,920,132	112,336,802	16,363,700
Franchised-and-managed hotels	174,724,851	214,419,775	31,233,762	325,068,200	397,887,057	57,958,785
Total revenues	226,029,887	274,930,751	40,048,179	421,988,332	510,223,859	74,322,485

Operating costs and expenses
Hotel operating costs	(64,206,723)	(78,939,817)	(11,498,881)	(127,952,267)	(158,939,661)	(23,152,172)
Selling and marketing expenses	(10,919,269)	(16,353,634)	(2,382,175)	(21,388,124)	(41,029,736)	(5,976,655)
General and administrative expenses	(25,150,930)	(39,768,385)	(5,792,918)	(45,551,787)	(65,500,871)	(9,541,278)
Other operating expenses	(35,330)	(65,350)	(9,520)	(178,592)	(107,974)	(15,728)
Total operating costs and expenses	(100,312,252)	(135,127,186)	(19,683,494)	(195,070,770)	(265,578,242)	(38,685,833)

Other operating income	12,242,088	1,639,842	238,870	26,067,489	8,546,295	1,244,908
Income from operations	137,959,723	141,443,407	20,603,555	252,985,051	253,191,912	36,881,560

Interest income and other, net	11,420,031	17,759,532	2,586,968	16,123,893	34,228,543	4,985,949
Interest expense	-	(700,350)	(102,017)	-	(1,385,475)	(201,817)
Gains (losses) from investment in equity securities	(25,862,935)	15,902,581	2,316,472	(31,036,562)	75,837,051	11,046,912
Other income, net	-	1,860,961	271,079	-	2,690,742	391,951
Income before income taxes	123,516,819	176,266,131	25,676,057	238,072,382	364,562,773	53,104,555

Income tax expense	(29,339,034)	(49,050,930)	(7,145,074)	(58,625,445)	(103,216,322)	(15,035,152)
Income before share of loss in equity method investments	94,177,785	127,215,201	18,530,983	179,446,937	261,346,451	38,069,403

Share of losses in equity investees, net of tax	(182,988)	(114,566)	(16,688)	(1,090,024)	(287,797)	(41,922)
Net income	93,994,797	127,100,635	18,514,295	178,356,913	261,058,654	38,027,481

Net loss attributable to non-controlling interests	(3,152)	1,376,781	200,551	26,367	2,332,314	339,739
Net income attributable to ordinary shareholders	93,991,645	128,477,416	18,714,846	178,383,280	263,390,968	38,367,220

Net earnings per share
Class A ordinary share-basic and diluted	0.93	1.26	0.18	1.84	2.59	0.38
Class B ordinary share-basic and diluted	0.93	1.26	0.18	1.84	2.59	0.38

Net earnings per ADS
Class A ordinary share-basic and diluted	0.93	1.26	0.18	1.84	2.59	0.38
Class B ordinary share-basic and diluted	0.93	1.26	0.18	1.84	2.59	0.38

Exhibit 99.1

	Quarter Ended			Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$

Weighted average shares outstanding
Class A ordinary share-basic and diluted	66,789,300	67,113,004	67,113,004	58,866,739	67,064,583	67,064,583
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	37,839,060	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	1,213,623	11,020,015	1,605,246	1,043,741	(3,782,503)	(550,984)
Comprehensive income, net of tax	95,208,420	138,120,650	20,119,541	179,400,654	257,276,151	37,476,497

Comprehensive (gain)/loss attributable to non-controlling interests	(3,152)	1,376,781	200,551	26,367	2,332,314	339,740
Comprehensive income attributable to ordinary shareholders	95,205,268	139,497,431	20,320,092	179,427,021	259,608,465	37,816,237

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Six Months Ended
	June30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	93,994,797	127,100,635	18,514,295	178,356,913	261,058,654	38,027,481

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,557,247	8,150,042	1,187,187	9,951,749	15,820,814	2,304,561
Share of loss in equity method investments	182,988	114,566	16,688	1,090,024	287,797	41,922
Interest income	(234,004)	(2,452,171)	(357,199)	(4,937,866)	(10,413,809)	(1,516,942)
Bad debt expense	379,445	(5,890,482)	(858,045)	698,703	(4,999,113)	(728,203)
(Gains) loss from investments in equity securities	25,862,935	(15,902,581)	(2,316,472)	31,036,562	(75,837,051)	(11,046,912)
Foreign exchange losses (gains)	(1,340,059)	(324,322)	(47,243)	(614,853)	(528,439)	(76,976)
Share-based compensation	3,586,930	6,260,341	911,921	3,746,769	11,109,792	1,618,324
Income tax expenses related to dividend distribution or retained profits	-	3,955,452	576,177	-	7,799,944	1,136,190

Changes in operating assets and liabilities:
Accounts receivable	(8,246,047)	(5,850,767)	(852,260)	(19,468,637)	(23,868,928)	(3,476,901)
Prepaid rent	(1,455,073)	-	-	131,304	711,581	103,653
Inventories	186,242	(280,089)	(40,800)	961,422	1,168,794	170,254
Amounts due from related parties	1,938,481	(25,151)	(3,664)	1,522,123	(21,551)	(3,139)
Other current assets	(19,562,202)	(7,010,607)	(1,021,210)	(26,365,951)	186,182	27,120
Other assets	-	(7,453,225)	(1,085,685)	-	(12,142,854)	(1,768,806)
Accounts payable	(4,359,732)	(2,228,556)	(324,626)	337,208	1,970,109	286,979
Amounts due to related parties	154,006	899,112	130,970	480,702	832,348	121,245
Salary and welfare payable	27,794	2,313,943	337,064	(1,651,291)	(5,049,650)	(735,564)
Deferred revenue	27,635,223	9,218,777	1,342,866	49,878,884	4,825,701	702,943
Advance from customers	8,017,444	(607,442)	(88,483)	(471,039)	(2,278,224)	(331,863)
Accrued expenses and other current liabilities	(29,094,444)	2,668,564	388,720	(25,606,665)	28,261,232	4,116,713
Income tax payable	(56,273,754)	(51,216,175)	(7,460,477)	(36,539,914)	(27,333,112)	(3,981,517)
Unrecognized tax benefits	43,190,003	22,867,582	3,331,039	46,941,155	28,914,333	4,211,847
Deferred rent	(1,028,699)	(1,558,697)	(227,050)	(2,043,147)	(1,851,268)	(269,668)
Other long-term liabilities	7,701,591	2,545,743	370,831	9,474,980	3,593,469	523,450
Deferred taxes	(9,523,172)	(272,719)	(39,726)	(14,570,166)	4,997,435	727,958
Net cash provided by operating activities	86,297,940	85,021,773	12,384,818	202,338,969	207,214,186	30,184,149

Investing activities:
Purchases of property and equipment	(54,676,146)	(4,451,361)	(648,414)	(113,008,255)	(13,511,310)	(1,968,144)
Purchases of intangible assets	(900,000)	-	-	(900,000)	-	-
Advances for acquisitions	-	(47,866,700)	(6,972,571)	-	(47,866,700)	(6,972,571)
Purchases of short-term investments	(275,105,052)	(28,283,130)	(4,119,902)	(791,666,641)	(212,519,973)	(30,957,024)
Proceeds from short-term investments	234,004	40,774,393	5,939,460	745,234,004	756,830,368	110,244,773
Proceeds from disposal of property and equipment	-	1,000,000	145,666	-	1,300,000	189,366
Acquisitions, net of cash received	-	(234,660,607)	(34,182,171)	-	(244,660,607)	(35,638,836)
Increase of long-term time deposits	-	(20,000,000)	(2,913,328)	-	(460,000,000)	(67,006,555)
Purchases of investments in equity securities	-	(22,060,000)	(3,213,401)	(4,795,838)	(24,036,351)	(3,501,289)
Purchases of long term investments	-	-	-	-	(247,456,740)	(36,046,138)
Proceeds from disposal of investments in equity securities	7,604,063	36,617,830	5,333,988	18,871,973	145,221,744	21,153,932
Loan to third parties	(5,000,000)	(135,835,219)	(19,786,631)	(10,000,000)	(151,775,219)	(22,108,553)
Loan to a related party	(4,300,000)	(106,979,750)	(15,583,358)	(4,300,000)	(116,979,750)	(17,040,022)
Loan to franchisees	(13,000,000)	(13,460,000)	(1,960,670)	(28,000,000)	(31,590,000)	(4,601,603)
Repayment of loan from third parties	-	121,280,219	17,666,456	-	121,280,219	17,666,456
Repayment from a related party	-	116,979,750	17,040,022	-	116,979,750	17,040,022

Exhibit 99.1

	Quarter Ended			Six Months Ended
	June30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Repayment from a franchisee	4,920,000	1,973,956	287,539	8,420,000	7,267,353	1,058,609
Net cash used in investing activities	(340,223,131)	(294,970,619)	(42,967,315)	(180,144,757)	(401,517,216)	(58,487,577)

Financing activities:
Distribution to the shareholders	(160,840,918)	-	-	(200,532,021)	(208,025,814)	(30,302,376)
Income tax paid related to the above distribution	-	-	-	(3,000,000)	-	-
Proceeds from NCI	-	-	-	-	10,390,000	1,513,474
Proceeds from IPO, net of capitalized expenses	-	-	-	837,505,007	-	-
Payment for initial public offering costs	(25,087,646)	-	-	(29,390,408)	-	-
Net cash provided by (used in) financing activities	(185,928,564)	-	-	604,582,578	(197,635,814)	(28,788,902)

Effect of exchange rate changes on cash and cash equivalents and restricted cash*	1,509,941	3,249,707	473,373	614,853	(8,440,253)	(1,229,462)
Net increase (decrease) in cash and cash equivalents and restricted cash*	(438,343,814)	(206,699,139)	(30,109,124)	627,391,643	(400,379,097)	(58,321,791)
Cash and cash equivalents and restricted cash* at the beginning of the period	1,230,699,122	1,073,645,827	156,394,148	164,963,665	1,267,325,785	184,606,815
Cash and cash equivalents and restricted cash* at the end of the period	792,355,308	866,946,688	126,285,024	792,355,308	866,946,688	126,285,024

* Upon the adoption of ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, restricted cash was included within cash and cash equivalents in the consolidated statement of cash flows for the three months and six months period ended June 30, 2019 and the comparative disclosure had been restated to conform to the current period presentation.

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	93,994,797	127,100,635	18,514,295	178,356,913	261,058,654	38,027,481

Deduct:
Other operating income	12,242,088	1,639,842	238,870	26,067,489	8,546,295	1,244,908
Reimbursement related to the ADS program	-			-
Gains on investments in equity securities	-	15,902,581	2,316,472	-	75,837,051	11,046,912
Other income, net	-	1,860,961	271,079	-	2,690,742	391,951

Add:
Other operating expenses	35,330	65,350	9,520	178,592	107,974	15,728
Income tax expense	29,339,034	49,050,930	7,145,074	58,625,445	103,216,322	15,035,152
Share of loss in equity investees, net of tax	182,988	114,566	16,688	1,090,024	287,797	41,922
Interest expense	-	700,350	102,017	-	1,385,475	201,817
Share-based compensation	3,586,930	7,326,131	1,067,171	3,746,769	12,175,582	1,773,573
Depreciation and amortization	4,557,247	8,150,042	1,187,187	9,951,749	15,820,814	2,304,561
Losses on investments in equity securities	25,862,935	-	-	31,036,562	-	-
Adjusted EBITDA (Non-GAAP)	145,317,173	173,104,620	25,215,531	256,918,565	306,978,530	44,716,463

	Quarter Ended			Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	93,994,797	127,100,635	18,514,295	178,356,913	261,058,654	38,027,481

Deduct:
Government subsidies (net of 25% tax)	76,774	233,981	34,083	10,312,776	5,048,981	735,467
Gains on investments in equity securities (net of 25% tax)	-	11,926,936	1,737,354	-	56,877,788	8,285,184
Reimbursement related to the ADS program	9,271,648	-	-	9,271,648	-	-
Other income (net of 25% tax)	-	1,395,721	203,309	-	2,018,057	293,963

Add:
Share-based compensation	3,586,930	7,326,131	1,067,171	3,746,769	12,175,582	1,773,573
Losses on investments in equity securities (net of 25% tax)	19,397,201	-	-	23,277,422	-	-
one-time consulting fees for M&A	-	943,650	137,457	-	943,650	137,458
Income tax expenses related to dividend distribution	-	3,955,452	576,177	-	7,799,944	1,136,190
Core net income (Non-GAAP)	107,630,506	125,769,230	18,320,354	185,796,680	218,033,004	31,760,088

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.06	1.23	0.18	1.92	2.14	0.31
Class B ordinary share-basic and diluted	1.06	1.23	0.18	1.92	2.14	0.31

Exhibit 99.1

Operational Data

	As of June 30, 2018	As of June 30, 2019
Total hotels in operation:	2,434	2,955
Leased-and-owned hotels	26	30
Franchised hotels	2,408	2,925
Total hotel rooms in operation	201,275	236,557
Leased-and-owned hotels	3,358	3,803
Franchised hotels	197,917	232,754
Number of cities	267	300

	Quarter Ended
	As of June 30, 2018	As of June 30, 2019
Occupancy rate (as a percentage)
Leased-and-owned hotels	70.7%	70.5%
Franchised hotels	82.9%	81.3%
Blended	82.6%	81.1%
Average daily rate (in RMB)
Leased-and-owned hotels	201	216
Franchised hotels	163	171
Blended	164	172
RevPAR (in RMB)
Leased-and-owned hotels	142	152
Franchised hotels	135	139
Blended	136	139

Exhibit 99.1

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of June	As of June	As of June	As of June
	30, 2018	30, 2019	30, 2018	30, 2019
Luxury	/	19	/	4,017
Argyle	/	19	/	4,017
Mid-to-up-scale	60	152	6,760	15,357
GreenTree Eastern	59	96	6,650	10,200
Deepsleep Hotel (无眠酒店)	-	1	-	62
GMe	-	18	-	1,669
Geya	-	11	-	918
VX	1	17	110	1,397
Ausotel	/	9	/	1,111
Mid-scale	2,062	2,229	177,665	189,357
GreenTree Inn	1,785	1,931	155,470	166,183
GT Alliance	277	295	22,195	22,994
GreenTree Apartment	-	3	-	180
Economy hotels	312	555	16,850	27,826
Vatica	111	119	8,295	8,819
Shell	201	436	8,555	19,007
Total	2,434	2,955	201,275	236,557

Exhibit 99.1

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com